Exhibit (a)(12)

FORM OF NOTICE REGARDING NEW FACSIMILE NUMBER

To:                            All Option Holders Eligible to Participate in the Offer to Exchange Eligible Options for New Options—SECONDARY FACSIMILE LINE HAS BEEN ADDED

On or around November 7, 2006 you should have received two e-mails that included Offer documents relating to the exchange of certain “Eligible Options” for “New Options” and your personalized Letter of Transmittal.

Due to some difficulties that some employees have been experiencing when attempting to send their Letter of Transmittal via facsimile to the number provided in the Offer materials, we have added a secondary facsimile line to be used by participants if they are unable to send their elections through the main facsimile number.

Please note the following:

•                  The main facsimile number—631-342-2351—is still the preferred method of transmitting the Letters of Transmittal (or Withdrawal Form) to the Equity Administration Group since that number has been dedicated for this purpose.

•                  If you are unable to submit your Letter of Transmittal (or Withdrawal Form) through the main facsimile number, please submit to the Equity Administration Group via the secondary facsimile number at 631-342-5117.  Please make sure that “Attention Equity Administration Group” is clearly marked on your facsimile cover page.

•                  Please remember that:

•  if you wish to exchange your Eligible Option for a New Option, you must complete and sign the Letter of Transmittal as stated on that form and send the entire form via facsimile to the Attention of the Equity Administration Group at the numbers provided above before 5:00 p.m. (Eastern time) on December 7, 2006 (the “Expiration Date”).  Be certain to check the box to “Cancel Entire Eligible Option” on Page 1 and to sign and date on Page 1 AND Page 4 of that Letter.  Submissions by any other means (including hand delivery, e-mail, interoffice or regular mail) will not be accepted;

•  if you do not wish to exchange your Eligible Option for a New Option, you do not need to take any action.  Please note that if you were a taxpayer in the U.S. in 2005 and do not elect to participate in this offer, you may be subject to adverse tax consequences under Section 409A, for which you will be solely responsible; and

•  if you elect to exchange your Eligible Option for a New Option and change your mind BEFORE the Expiration Date, you should complete and sign a Withdrawal Form and submit it via facsimile to the Equity Administration Group at the numbers provided above before 5:00 p.m. (Eastern time) on December 7, 2006, as noted on that form.  A copy of that form can be obtained by contacting the Equity Administration Group at 631-342-2577.

As described in the Offer documents, the exchange is available to holders of Eligible Options who were taxpayers in the U.S. in 2005.  If you were not a U.S. taxpayer in 2005, you are not eligible to participate in the Offer.

We intend to confirm the receipt of your Letter of Transmittal and/or Withdrawal Form within two business days of receipt. If you have not received a confirmation, you must confirm that we have received your submissions by contacting the Equity Administration Group at 631-342-2577.

Please contact the Equity Administration Group at 631-342-2577 if you have any questions or if you need another copy of your personalized Letter of Transmittal that was e-mailed to you.